OFFER TO PURCHASE

ROCHDALE CORE ALTERNATIVE STRATEGIES MASTER FUND LLC
c/o Rochdale Investment Management LLC
570 Lexington Avenue
New York, NY 10022

OFFER TO PURCHASE UNITS
DATED August 24, 2009

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., EASTERN TIME, ON September 22, 2009,
UNLESS THE OFFER IS EXTENDED

To the Members of Rochdale Core Alternative Strategies Fund LLC:

Rochdale Core Alternative Strategies Master Fund LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”) up to $5,000,000 of the Fund’s Units tendered by members of the Fund (“Members”) at a price equal to the net asset value as of September 30, 2009. (As used in this Offer, the term “Unit” or “Units” as the context requires, shall refer to the Member’s units of limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund.)

The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Agreement (the “LLC Agreement”).

Members should realize that the value of the Units tendered in the Offer likely will change between now and September 30, 2009, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units. Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through September 30, 2009, the valuation date of the Offer when the net asset value of their Units is calculated. Any tendering Members who wish to obtain the most current estimated net asset value of their Units should review their most recent valuation statement. If you need additional information please contact the Fund, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours.

Members desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it by hand, mail it or fax it to the Fund in the manner set forth below.

IMPORTANT

None of the Fund, its Manager, or its Board of Directors makes any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions about whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

Because each Member’s investment decision is a personal one, based on each Member’s financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in The Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any State Securities Commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to:

Rochdale Core Alternative Strategies Master Fund LLC
c/o Rochdale Investement Management
570 Lexington Ave
NY, NY 10022
(212) 702-3500

TABLE OF CONTENTS

SUMMARY TERM SHEET		1

1.	BACKGROUND AND PURPOSE OF THE OFFER	2
2.	OFFER TO PURCHASE AND PRICE	3
3.	AMOUNT OF TENDER	3
4.	PROCEDURE FOR TENDERS	4
5.	WITHDRAWAL RIGHTS	4
6.	PURCHASES AND PAYMENTS	4
7.	CERTAIN CONDITIONS OF THE OFFER	5
8.	CERTAIN INFORMATION ABOUT THE FUND	6
9.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	6
10.	MISCELLANEOUS	7

SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•
As stated in the LLC Agreement, the Fund will purchase your Units in the Fund at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). The Offer will remain open until 5:00 p.m., Eastern Time, on September 22, 2009 unless the Offer is extended (the “Expiration Date”). The net asset value will be calculated for this purpose on September 30, 2009 (the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

•
The Fund reserves the right to cancel, extend, amend or postpone the Offer at any time before 5:00 p.m., Eastern Time, on September 22, 2009 subject to conditions discussed in Section 7. Also note that although the Offer expires on September 22, 2009 you will remain a Member of the Fund with respect to the Units you tendered that are accepted for purchase by the Fund through September 30, 2009 when the net asset value of your Units is calculated.

•
You may tender all of your Units, a portion of your Units defined as a specified dollar amount, or a portion of your Units above the minimum required capital account balance of at least $25,000. If you tender only a portion of your units, you must maintain a capital account balance of at least $25,000 after giving effect to the amount repurchased by the Fund. The Fund reserves the right to reduce the amount you tender or to purchase your entire amount of Units in the Fund if the purchase would cause your capital account to have less than the required minimum balance

•
If the Fund accepts your tender then the Fund will give you a non-interest bearing and non-transferable promissory note (the “Promissory Note”) promptly after the Expiration Date, that entitles you to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased units.

•
The Promissory Note will entitle you to an initial payment that will be in an amount equal to 90% of the unaudited net asset value of the purchased Interest, determined as of the Valuation Date (the “Initial Payment”).  The Initial Payment will be made as of the later of (1) 30 days after the Valuation Date, or (2) if the Fund has requested withdrawal of its capital from any investment funds in order to fund the purchase of Units, within 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the investment funds.

•
The Promissory Note will also entitle you to a second and final payment (the “Post Audit Payment” equal to (a) the net asset value of the purchased Interest determined as of the Valuation Date as it may be adjusted based upon the results of the annual audit of the Fund’s financial statements for the fiscal year ending March 31, 2010, minus (b) the Initial Payment. The Post Audit Payment, if any, will be made promptly after the completion of the Fund’s annual audit for its fiscal year ending March 31, 2010 (which it expects will be completed 60 days after the fiscal year end).

•
If the Fund accepts the tender of all or a portion of your Units, payments will generally be made in cash equal to the value of the Units repurchased, however, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities on a pro rata basis based on the aggregate net asset value of tendered Units.

•
Following this summary is a formal notice of the Fund’s offer to purchase your Units. If you desire to tender all or any portion of your Units for purchase, you must do so by 5:00 p.m., Eastern Time, on September 22, 2009 the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units.

•
If you would like the Fund to purchase your Units, you should (i) delivery by hand the Letter of Transmittal (enclosed with the Offer) to the Fund to the Fund; (ii)  mail it to the Fund, c/o Rochdale Investment Management, 570 Lexington Avenue, NY NY 10022; or (iii) fax it to the Fund at 212-702-3526. In either case, the Letter of Transmittal must be received before 5:00 p.m., Eastern Time, on September 22, 2009. If you fax the Letter of Transmittal, you must also mail the original Letter of Transmittal to the Fund promptly after you fax it (although the original does not have to be received before 5:00 P.M., Eastern Time, on September 22, 2009). Of course, the value of your Units likely will change between now and September 30, 2009 when the value of your investment will be determined for purposes of calculating the purchase price for Units.

•
If you would like to obtain the most current estimated net asset value of your Units, which the Fund calculates monthly based upon the information it receives from the manager of the investment company in which the Fund invests, you should review your most recent valuation statement. If you need further information please call (800) 245-9888 Monday through Friday, except holidays, during normal business hours or write to the address listed above.

1. BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to Members who hold Units in the Fund, as contemplated by and in accordance with the procedures set forth in the Fund’s LLC Agreement.

The Fund has not previously offered to purchase Units from Members pursuant a written tender.

Because there is no secondary trading market for Units, and transfers of Units are prohibited without prior approval of the Fund, the Board of Directors of the Fund has determined, after consideration of various matters, including but not limited to those set forth in the LLC Agreement, that the Offer is in the best interests of Members in order to provide liquidity for Units as contemplated in the LLC Agreement. The Fund intends to consider the continued desirability of making an offer to purchase Units semi-annually, but the Fund is not required to make any such offer.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units. Members who retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

The Fund’s manager, Rochdale Investment Management LLC (the “Manager”), is an indirect Unit holder of the Fund through its interests in Rochdale Core Alternative Strategies Fund LLC and Rochdale Core Alternative Strategies Fund TEI LLC (the “Feeder Funds”).  Garrett D’Alessandro, a control person of the Manager, was the organizational member of the Feeder Funds.  The Manager invested $100 thousand in the Feeder Funds. As of June 30, 2009, the Manager indirectly held .73% of the Fund’s net asset value. The Manager has informed the Fund that it does not intend to tender any portion of its Units in response to the Offer.

The Fund’s Offer is made to all its Members on the same terms, including affiliates of the Manager. If the amount of Units duly tendered to the Fund prior to the expiration of the Offer exceeds $5,000,000 million of the Fund’s Units as of September 30, 2009 the Valuation Date, then the Fund will in its sole discretion either (a) accept the additional Units; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Fund generally will attempt to purchase those Units tendered unless the aggregate value of those units tendered exceed $5,000,000 million on the Valuation Date.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund will issue new Units from time to time.

The tender of Units by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Units are purchased. Although the Offer expires on September 22, 2009, a Member remains a Member of the Fund with respect to the units tendered that are accepted for purchase through September 30, 2009, the Valuation Date, when the net asset value of the Units is calculated and retains all rights in the Member’s tendered Units, including voting rights, until the Valuation Date.

 2. OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $5,000,000 million of the Fund’s Units that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 5:00 p.m., Eastern Time, on September 22, 2009. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The value of the Units tendered for purchase will be the net asset value of the Fund divided by the number of Units outstanding on September 30, 2009, the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

There is no established trading market for the Units of the Fund, and the value of Units at any particular time is based on the net asset value of the Fund at that time. Members may obtain monthly net asset value information until the expiration of the Offer by reviewing their most recent valuation statements. Questions should be referred to the Fund at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9 a.m. to 5:00 p.m. Eastern Time.

3. AMOUNT OF TENDER.

Subject to the limitations set forth below, Members may tender all of their Units or, alternatively, request a specific dollar amount or that a percentage of their Units be purchased. A Member who tenders for purchase only a portion of such Member’s Units shall be required to maintain a minimum capital account balance of at least $25,000 after giving effect to the amount repurchased by the Fund. If a Member’s tender of an amount less than all of its Units causes the Member’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained or to purchase all of the Member’s Units. The Offer is being made to all Members and is not conditioned on any minimum amount of units being tendered.

If the amount of Units that is properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $5,000,000 million of the Fund’s Units as of the Valuation Date (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If the amount of units duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below exceeds $5,000,000 million of the Fund’s Units as of the Valuation Date, the Fund may in its sole discretion either (a) accept the additional Units; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4. PROCEDURE FOR TENDERS.

Members wishing to tender Units pursuant to the Offer should deliver by hand a completed and executed Letter of Transmittal to the Fund, or mail a completed and executed Letter of Transmittal to the Fund at the address set forth on page 2 hereof, or fax a completed and executed Letter of Transmittal using the fax number set forth on page 2 hereof. The completed and executed Letter of Transmittal must be received, either by hand delivery, by mail or by fax, no later than 5:00 p.m., Eastern Time, on September 22, 2009 , unless the Offer is extended. Please note that, as set forth in the Letter of Transmittal, if a Member invests through a financial intermediary, the intermediary may require alternate instructions. Members should contact their intermediary for more information.

The Fund recommends that all documents be submitted via hand delivery or by certified mail, return receipt requested, or by facsimile transmission with confirmation of successful transmission. A Member choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set forth on page 2 hereof. The method of delivery of any documents is at the election and complete risk of the Member tendering Units including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, the Manager nor the Board of Directors shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. WITHDRAWAL RIGHTS.

Any Member tendering Units pursuant to this Offer may withdraw the tender at any time prior to 5:00 p.m., Eastern Time, on September 22, 2009  (or if the Offer is extended, before any later Expiration Date). To be effective, any notice of withdrawal of a tender must be timely received at the address or fax numbers set forth on page 2 hereof. A form to give notice of withdrawal of a tender is available by calling the Fund at the telephone number indicated on page 2 hereof. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units subject to a properly withdrawn tender shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6. PURCHASES AND PAYMENTS.

For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered when it gives written notice to the tendering Member of its election to purchase such Units.

As set forth in Section 3, Members may tender all their Units or a portion of their Units. The amount a tendering Member will be paid will equal the value of the Units tendered determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Members requesting a specific dollar amount will have the appropriate number of Units purchased by the Fund from the Member’s capital account to satisfy the requested amount based upon the value of Units on the Valuation Date.

If a Member tenders only a portion of its Units, the Member will be required to maintain a capital account balance equal to $25,000 after giving effect to the amount repurchased by the Fund.  If a Member’s tender of an amount less than all of its Units causes the Member’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained or to purchase all of the Member’s Units.

If a Member’s tender is accepted, payment of the purchase amount will consist of the Promissory Note, a non-interest bearing, non-transferable promissory note. The Promissory Note will be mailed directly to the tendering Member after the Expiration Date. The Promissory Note will entitle the Member to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund as of the Valuation Date. Payment of this amount will be made as of the later of 30 days after the Valuation Date, or if the Fund has requested withdrawals of its capital from any of the investment funds in order to fund the purchase of Units, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the investment funds. The Promissory Note will also entitle the Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (a) the value of the purchased Units determined as of the Valuation Date, as it may be adjusted based upon the results of the next annual audit of the Fund’s financial statements for its fiscal year ending March 31, 2010 (which is expected to be completed 60 days after the fiscal year end), minus (b) the Initial Payment. The Post Audit Payment will be made promptly after the completion of the Fund’s annual audit.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its LLC Agreement, the purchase price will be paid entirely in cash except in the unlikely event that the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. It is expected that cash payments for Units acquired pursuant to the Offer, which will not exceed $5,000,000 million of the Fund’s Units as of the Valuation Date (unless the Fund elects to purchase a greater amount), will be derived from: (a) cash on hand and (b) withdrawals of capital from the investment funds.

7. CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate interests in the investment funds in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Fund’s Board of Directors, any (i) legal action or proceeding instituted challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund (the Fund acknowledges the military actions involving the United States in Iraq and Afghanistan and has determined, as of the date hereof, that such actions are not material to the Partnership), (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; or (c) the Fund’s Board of Directors determines that it is not in the best interests of the Fund to purchase Units pursuant to the Offer. There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act’), as a closed-end management investment company. It is organized as a Delaware limited liability company and the principal office of the Fund is located at 570 Lexington Avenue, New York, NY 10022. The Fund’s telephone number is (800) 245-9888.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

The Fund does not have any plans, proposals or negotiations that relate to or that the Fund anticipates would result in: (a) the acquisition by any person of additional Units (other than routine sales as disclosed in the Fund’s registration statement); (b) any extraordinary transaction, such as a merger, reorganization or liquidations, involving the Fund; (c) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Fund determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (e) any change in the present board of directors or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of directors or to change any material term of the employment contract of any executive officer; (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the 1940 Act; (g) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (h) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended (the “1934 Act”); (i) the suspension of the Fund’s obligation to file reports under Section 15 (d) of the 1934 Act; (j) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (k) any changes in the Fund’s governing instruments or other actions that could impede the acquisition of control of the Fund.

Man-Glenwood Lexington TEI, LLC, or an affiliate thereof (“MG”), a non-affiliated investment company, has filed a patent application relating to a structure that interposes a Cayman Islands entity between a registered investment company and an underlying master fund (the “Patent Application”). The Patent Application was published on February 2, 2006. In the event that the Patent Application is granted and it is determined that the master-feeder structure of which the Fund forms a part infringes on the MG patent, the Fund’s Board of Directors may determine to enter into a licensing agreement pursuant to which the master-feeder structure may continue to operate without infringing on the MG patent. Such a licensing agreement will likely impose additional costs, in the form of licensing fees and other costs, on the Fund and the Members.

9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

In general, a Member from whom Units are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Units. A Member’s basis in such Member’s Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Units. A Member’s basis in such Member’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Units is taxable as capital gain or ordinary income, depending on the circumstances. If the Fund purchases all of a Member’s Units, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then adjusted tax basis in such Member’s Units.

10. MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on page 2 hereof or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov. A copy may be inspected and copied at, and for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549.